UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): January 27, 2006

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

2006 Base Salaries and Bonuses for the Named Executive Officers

In January 2006, the Compensation Committee (the "Committee") of the Board of Directors of Cleco Corporation (the "Company") approved, and the full Board of Directors ratified, the 2006 base salary, merit lump sum bonus, annual incentive compensation program ("AIP") target percentages and the number of threshold, target and maximum shares for the 2006 through 2008 performance cycle under the Company's long-term incentive compensation plan ("LTIP") for each executive officer of the Company. The amounts for each of the named executive officers of the Company (as such term is defined in Item 402(a)(3) of Regulation S-K) are as follows:

Name and Principal Position	2006 Base Salary	2006 Merit Lump Sum Bonus	2006 AIP Target	2006 - 2008 LTIP Cycle (1)		
				Number of Threshold Shares	Number of Target Shares	Number of Maximum Shares
Michael H. Madison – President and Chief Executive Officer	$425,000	$0	70%	8,208	27,360	54,720
Dilek Samil – President and Chief Operating Officer (Cleco Power LLC)	$300,000	$5,000	55%	3,951	13,168	26,336
Kathleen F. Nolen – Senior Vice President and Chief Financial Officer	$222,000	$0	45%	1,949	6,496	12,992
R. O'Neal Chadwick, Jr. – Senior Vice President and General Counsel	$225,000	$4,000	45%	2,173	7,242	14,484
Samuel H. Charlton III – Senior Vice President and Chief Operating Officer (Cleco Midstream Resources LLC)	$218,000	$9,000	40%	2,106	7,018	14,036

(1) One half of all share amounts shown in these columns is in the form of common stock equivalent units, which are payable in cash. The other half is in the form of restricted stock.

A copy of the above table is filed as Exhibit 10.1 to this Current Report.

Annual Incentive Compensation

If the financial and non-financial performance goals under the AIP are met in 2006, then the named executive officer would receive a cash bonus equal to the product of the officer's target bonus (2006 AIP target percentage times base salary) and the actual award percentage. The financial performance objectives for 2006 are based on earnings per share goals and the Company's return on average equity in relation to that of companies in the S&P Small and MidCap Electric Utilities Index. The non-financial measures for 2006 relate to safety, performance management and customer satisfaction. The amounts of actual awards are further subject to the discretion of the Committee and may be increased or decreased by up to 25%.

2006 - 2008 LTIP Performance Cycle

Beginning in 2006, awards under the LTIP will not contain an income tax gross-up feature. Any awards for the performance cycle beginning January 1, 2006, and ending December 31, 2008, will be paid in restricted stock and common stock equivalent units, which units are payable in cash. As such, shares of restricted Cleco common stock equal to one-half of the number of target shares shown in the table above were granted to the named executive officers on January 27, 2006. An equal number of common stock equivalent units were allocated to each of the named executive officers. Restricted stock and common stock equivalent units, as well as all accrued dividends thereon, are subject to forfeiture, in whole or in part, if specified performance goals are not attained during the three-year performance cycle. Dividends attributable to shares of restricted stock and to common stock equivalent units will be held by the Company until the final determination of performance and will be paid to participants in proportion to target shares that vest or are paid, if any, not to exceed 100% of target shares. For the 2006 through 2008 performance cycle, the Committee has established total shareholder return ("TSR") (defined as the Company's common stock price appreciation plus dividends paid during the performance cycle) compared to the S&P Small and MidCap Electric Utilities Index as the performance goal.

The amounts listed in the "Number of Threshold Shares" column represent the total number of shares of restricted stock and common stock equivalent units that will vest or be paid only if the threshold goal is attained during the performance cycle. The amounts listed in the "Number of Target Shares" column represent the total number of shares of restricted stock and common stock equivalent units that will vest or be paid if the target level of the performance goal is attained during the performance cycle. The amounts listed in the "Number of Maximum Shares" column represent the total number of shares of restricted stock and common stock equivalent units that will vest or be paid at the target level and the number of performance-based "opportunity" shares and units that will vest or be paid in addition to the target shares up to aggregate maximum levels established by the Committee. Opportunity shares and units vest only if performance above the target level for TSR is achieved.

No shares of restricted stock or common stock equivalent units will vest or be paid if comparative TSR is less than the pre-established performance level of the 30th percentile of the S&P Small and MidCap Electric Utilities Index. A 30th percentile ranking will result in a 30% payout (threshold); a 50th percentile ranking will result in a 100% payout (target); and a 100th percentile ranking will result in a 200% payout (maximum). Vesting or payment of shares of restricted stock and common stock equivalent units with respect to performance between these levels will be interpolated.

2005 LTIP Payouts

In January 2006, the Committee approved, and the full Board of Directors ratified, the payment of target and opportunity shares for the 2003 through 2005 performance cycle under the LTIP for each executive officer of the Company. The table below discloses the shares awarded to the named executive officers in accordance with the LTIP for the three-year performance cycle ended December 31, 2005.

	Cycle 13 (2003 – 2005) LTIP Payouts	
Name	Target Shares	Opportunity Shares
Michael H. Madison	3,000	1,275
Dilek Samil	7,824	3,326
Kathleen F. Nolen	3,651	1,552
R. O'Neal Chadwick, Jr.	5,286	2,247
Samuel H. Charlton III	6,064	2,578

A copy of the above table is filed as Exhibit 10.2 to this Current Report

Additional Awards

In addition, the Committee approved, and the full Board of Directors ratified, the payment of additional awards under the LTIP. In 2003, there were no awards paid to executive officers under the AIP primarily due to the large impairment charge in 2003 relating to the Perryville Power Station. The Perryville bankruptcy process was completed in 2005. The Committee decided to pay additional awards to eligible AIP participants in recognition of their continued service to the Company through the resolution of the Perryville bankruptcy process. These awards will be made in the form of Cleco common stock, pursuant to the LTIP, net of applicable taxes payable. The shares (1) will be fully vested as of December 31, 2005; (2) will include no restrictions; and (3) will be transferred to the eligible participant by March 15, 2006. The amount of each award is subject to a possible reduction by the Committee prior to payment. The table below discloses the maximum amount of such additional awards to the named executive officers.

Name	Additional Awards*
Michael H. Madison	$108,301
Dilek Samil	$77,279
Kathleen F. Nolen	$18,160
R. O'Neal Chadwick, Jr.	$57,879
Samuel H. Charlton III	$69,128

* Subject to possible reduction as discussed above.

A copy of the above table is filed as Exhibit 10.3 to this Current Report

Item 9.01   Financial Statements and Exhibits

(a) Exhibits.

The following exhibits are filed herewith:

10.1   Table of 2006 Base Salaries and Bonuses for the Named Executive Officers of the Company.

10.2   Table of Cycle 13 (2003-2005) LTIP Payouts for the Named Executive Officers of the Company.

10.3   Table of Additional Awards for the Named Executive Officers of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: February 2, 2006

By: /s/ R. Russell Davis
R. Russell Davis
Vice President and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1	Table of 2006 Base Salaries and Bonuses for the Named Executive Officers of the Company.
10.2	Table of Cycle 13 (2003-2005) LTIP Payouts for the Named Executive Officers of the Company.
10.3	Table of Additional Awards for the Named Executive Officers of the Company.